SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 4, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the information that appears immediately following this page.

Second Quarter 2009 Results Aug 4, 2009

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS's customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS's cross-border banking business by tax or regulatory authorities in the United States and other jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, including the recently announced cost reductions, and whether those changes and plans will have the effects intended; (6) UBS's ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS's activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS's competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's restated Annual Report on Form 20-F/A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Stabilized financial position Capital protection Restoring profitability Reducing costs Strengthened Tier 1 capital ratio to 13.7%1 FINMA leverage ratio increased to 3.5% Adjusted pre-tax profit of CHF 1bn2 Improved operating results from prior quarter Continued to reduce fixed cost base and on track to reach annualized target of less than CHF 20bn 1 Includes effects of the announced sale of UBS Pactual, which is expected to close in 3Q09. Tier 1 capital ratio as reported in 2Q09 was 13.2%. 2 Reported pre-tax result, a loss of CHF 1.3bn was adjusted for own credit losses of CHF 1.2bn, restructuring charges of CHF 0.6bn and a goodwill impairment charge of CHF 0.5bn related to the announced sale of UBS Pactual. Reducing risk Reduced balance sheet and risk exposures Reduced risk-weighted assets by CHF 30bn to 248bn

Group results 2Q08 1Q09 2Q09 Profit before tax1 (CHF m) (4'067) (1'547) (1'316) Net profit attributable to UBS shareholders (CHF m) (395) (1'975) (1'402) Diluted earnings per share (CHF) (0.16) (0.57) (0.39) Total assets (CHF bn) 2'080 1'861 1'600 Risk-weighted assets (CHF bn) 325 278 248 Tier 1 ratio (%) 12.2 10.5 13.2 Net new money - WM&SB (CHF bn) (10.4) (23.4) (16.5) Net new money - WM Americas (CHF bn) (8.9) 16.2 (5.8) Net new money - Global AM (CHF bn) (24.5) (7.7) (17.1) Invested assets (CHF bn) 2'763 2'182 2'250 Personnel (FTE) 81'452 76'206 71'806 1 From continuing and discontinuing operations. Excluding own credit losses of CHF 1.2bn, restructuring charges of CHF 0.6bn and a goodwill impairment charge of CHF 0.5bn related to the announced sale of UBS Pactual, an operating profit before tax of CHF 971m would have been recorded

Performance by division (CHF m) WM&SB WMA Global AM IB CC UBS Income 2'934 1'367 530 2'114 425 7'371 Credit loss (expense) / recovery (20) 1 (369) (388) Own credit1 (1'213) (1'213) Total operating income 2'914 1'368 530 532 425 5'770 Personnel expenses 1'358 1'154 309 1'474 284 4'578 Non-personnel expenses 625 435 139 904 411 2'515 Total operating expenses 1'983 1'589 448 2'378 695 7'093 Pre-tax profit / (loss)2 932 (221) 82 (1'846) (263)2 (1'316) Tax (208) Minorities 294 Net profit attributable to UBS shareholders (1'402) Losses on own credit 1'213 1'213 Restructuring charges 321 152 27 49 33 582 Goodwill impairment charge 492 492 Adjusted pre-tax profit / (loss) 1'253 (69) 109 (584) 262 971 Add back 1. The remaining cumulative life-to-date economic own credit balance at quarter end was approximately 2.4 billion francs. Given QTD movement in UBS's credit spreads, a charge of proportional magnitude may affect our third quarter results. 2 From continuing and discontinuing operations. Discontinued operations contributed CHF 7m of pre-tax profit in Corporate Center.

Revenues (CHF m) 4'241 1'321 (1'291) 1'182 5'453 651 6'104 4'502 1'302 1'006 560 7'371 (1'213) 6'158 Net fee and commission income Net income from interest margin businesses Total income excl. own credit Own credit 1Q09 2Q09 Total income2 Net income from trading businesses excl. own credit Net income from treasury activities and other1 1 Includes other income 2 Excludes credit loss expense

Headcount



2Q09 as reported
(FTE)
76'206
(1'103)
(1'816)
(143)
(1'142)
(196)
(4'400)
71'806
Mar 09
WM&SB
WM Americas
Global AM
IB
CC
Jun 09



Yet to come in 2H09
(FTE)
71'806
(2'300)
(800)
(300)
(1'200)
(200)
(4'800)
~67'000
Jun 09
WM&SB
WM Americas
Global AM
IB
CC
target

Communicated over 8'000 job cuts in 2Q09

A significant proportion of these job losses will only be reflected in our disclosures in the coming quarters

Target of 67'000 expected to be reached in 2010, reflecting previously announced headcount reductions and the sale of UBS Pactual

Expenses (CHF m) Fixed costs run rate on track to reach our target, despite base salary increases Personnel expenses increased largely on higher performance related compensation Significant items in 2Q09 Goodwill impairment CHF 492m Restructuring charges CHF 582m Significant items in 1Q09 Goodwill impairment CHF 631m Restructuring charges CHF 192m 1Q09 as reported Personnel Non personnel 2Q09 adjusted Significant items 2Q09 2Q09 as reported Significant items 1Q09 1Q09 adjusted 487 1'074 (173) (823) 5'705 6'019 6'528 7'093 6% 9%

Invested assets WM&SB (CHF bn) WM Americas (CHF bn) Global AM (CHF bn) (12) (17) 56 961 934 Mar 09 NNM Market FX / Other Jun 09 3% (25) (6) 53 695 673 Mar 09 NNM Market FX / Other Jun 09 3% 576 593 (17) 37 (3) Mar 09 NNM Market FX / Other Jun 09 3% Swiss clients outflows improved to CHF 0.2bn from CHF 10.2bn prior quarter International clients outflows increased to CHF 16.3bn from CHF 13.2bn prior quarter Outflows in WM Americas impacted by annual client income tax payments as well as financial advisor attrition Excluding money market flows, outflows slowed to CHF 7.8bn from CHF 17.9bn prior quarter Outflows relating to wealth management channel were CHF 13bn

Further reduction of risk exposure

Monoline insurers	♦Commuted trades with a notional value of USD 5.7bn[1] with 3 monoline insurers ♦Remaining exposure to monoline insurers reduced to USD 3.2bn
Leveraged finance	♦Net exposure reduced to USD 2.6bn ♦No longer identified as risk concentration
Auction rate securities	♦No impairments in the quarter ♦~80% of US student loans ARS inventory and repurchase commitments FFELP guaranteed
Reclassified assets[2]	♦ The fair value of the portfolio of reclassified assets increased by CHF 1.3bn to CHF 20.3bn not recognized in P&L (the carrying value on 30 June was CHF 23.1bn)
IB lending portfolio	♦Credit loss expenses of CHF 369m, of which CHF 208m related to reclassified securities ♦Gross lending portfolio in Investment Bank reduced by CHF 31bn to CHF 144bn ♦Net banking products exposure down by CHF 12bn to CHF 47bn (2/3 are investment grade)
WM&SB lending portfolio	♦Credit loss expenses of CHF 20m in 2Q09, but including net recovery of ~ CHF 50m ♦Gross lending portfolio in WM&SB stands at CHF 203bn, 90% is secured by collateral ♦Unsecured loans - over half are investment grade; 60% relate to cashflow-based lending to corporates and 20% relate to lending to central or local governments

1 Including the impact of commutations agreed with two monolines in July 2009.
2 Includes reclassified assets from the abovementioned categories

9

Risk-weighted assets 195 172 28 22 8 8 46 46 1Q09 2Q09 Credit risk Market risk Non-counterparty related risk Operational risk 278 248 WM Americas (CHF bn) Investment Bank WM&SB (11)% 248 161 52 23 2Q09 Corporate Center Global AM Market risk expected to increase to ~60bn post implementation of proposed enhancements to the Basel II framework Overall, there is still further scope to reduce risk-weighted assets by at least 10% over time

Tier 1 capital BIS RWA Tier 1 ratio Total capital Total ratio Regulatory capital CHF billion 31.03.09 Net P&L attr. to shareholders Net P&L not eligible for capital Share placement Other1 Risk-weighted assets Impacts on Tier 2 capital 30.06.09 Pro-forma for announced UBS Pactual sale 29.2 (1.4) 1.2 3.8 (0.2) 32.6 33.6 278 (30) 248 245 10.5% 13.2% 13.7% 14.7% 17.7% 18.3% 41.0 (1.4) 1.2 3.8 (0.2) (0.5) 43.9 44.9 1 Includes effects of goodwill CHF 0.7bn, accrual for MCN coupons (CHF 0.5bn), own shares (CHF 0.3bn) and other (CHF 0.1bn)

Capital position 25.8 21.6 25.1 7.4 7.7 7.5 33.2 29.2 32.6 4Q08 1Q09 2Q09 Core Tier 1 capital Hybrid Tier 1 capital Core Tier 1 ratio (%) Tier 1 ratio (%) (CHF bn) 10.1 13.2 8.5 7.8 11.0 10.5 Tier 1 capital ratio at the end of 2Q09 was 13.2%, while pro forma1 was 13.7% Core tier 1 capital ratio at the end of 2Q09 was 10.1%, while pro forma1 was 10.7% 1 Including effects of the announced sale of UBS Pactual, which is expected to close in 3Q09. 26.1 7.5 33.6 2Q09 pro forma1 10.7 13.7

FINMA leverage ratio Average adjusted assets decreased by CHF 137bn or 13% during 2Q09 Pro-forma leverage ratio of 3.7% using: 2Q09 ending adjusted assets of CHF 907bn CHF 33.6bn of Tier 1 capital taking into account effects of announced sale of UBS Pactual 1'352 1'081 944 41 51 41 166 165 162 654 704 543 Avg 4Q08 Avg 1Q09 Avg 2Q09 Adjusted assets Other Loans to Swiss clients Netting of replacement value 2'212 1'999 1'689 3.5 2.7 2.5 FINMA leverage ratio (%) (CHF bn) 907 162 480 30.06.2009 1'600 51 3.7 FINMA deductions (13%)

Highly liquid balance sheet and diversified funding profile Asset funding, 30 June, 2009 CHF bn Assets Liabilities & Equity Cash & banks Loans Trading assets Collateral trading Other (incl net RVs) Due to banks Deposits Demand deposits Fiduciaries Long term debt Time deposits Retail savings / deposits Trading liabilities Money market Equity1 Other Collateral trading 88 316 286 303 85 109 446 190 86 53 109 43 42 126 160 109 52 CHF 194bn Surplus 141% coverage Maintained highly liquid balance sheet and well diversified funding profile Group liquidity buffer reduced by 20% in volume during 2Q09 and further reduction under discussion 1 Including equity attributable to minority interests

Wealth Management & Swiss Bank Pre-tax profit excluding restructuring charges is up 16% from 1Q09 Personnel expenses excluding restructuring charges are down 9%, mainly due to lower performance-related accruals and the reductions of personnel Non-personnel expenses excluding restructuring charges are down 7% on cost cutting measures Expecting seasonally lower transactions volume in the third quarter Pre-tax profit (CHF m) Excluding restructuring charges of CHF 321m 1'077 1'858 932 1'253 2Q08 1Q09 2Q09 16% (13%)

2Q08 1Q09 2Q09 -748 -35 -221 171 -19 -149 0 Wealth Management Americas Restructuring charges of CHF 152m in 2Q09 Revenues down 3%, while underlying2 expenses increased 1% Gross margins were stable in US dollar terms NNM impacted by annual client income tax payments as well as financial advisor attrition Pre-tax profit as reported (CHF m) 2Q08 1Q09 2Q09 171 -16 -69 171 -19 -149 0 Pre-tax profit - adjusted1 (CHF m) 1 Adjusted for CHF 152m of restructuring charges in 2Q09, CHF 19m of goodwill impairment in 1Q09 and CHF 919m of charges related to ARS settlement in 2Q08 2 Excluding restructuring charges of CHF 152m in 2Q09 and CHF 19m of goodwill impairment charge in 1Q09

2Q08 1Q09 2Q09 352 -59 82 171 -19 -149 0 Global Asset Management Underlying pre-tax profit decreased by CHF 30m Increased performance fees were more than offset by higher personnel expenses Cost / income ratio on adjusted basis is 79.4% CHF 13bn of NNM outflows related to clients of UBS's wealth management businesses Pre-tax profit as reported (CHF m) 2Q08 1Q09 2Q09 352 139 109 171 -19 -149 0 Pre-tax profit - adjusted1 (CHF m) 1 Adjusted for CHF 27m of restructuring charges in 2Q09 and CHF 191m of goodwill impairment and CHF 7m of restructuring charges in 1Q09 2Q08 1Q09 2Q09 vs. 1Q09 Revenues (CHF m) 808 502 530 6% Expenses (CHF m) 456 561 448 (20%) Cost / income ratio (%) 56.4 111.8 84.5 (27.3 ppts) Invested assets (CHF bn) 757 576 593 3% NNM (CHF bn) (24.5) (7.7) (17.1) Personnel (FTE) 3'861 3'717 3'574 (4%)

Investment Bank Pre-tax profit (CHF m) Lower losses on risk positions from businesses being exited compared with 1Q09 2Q09 results include own credit losses of CHF 1'213m compared with gains of 651m in 1Q09 Increased revenues in IBD and Equities, while FICC remained weak Underlying1 expenses are significantly higher mainly due to higher accruals for performance- related compensation 1 Excluding restructuring charges of CHF 49m in 2Q09 and CHF 174m in 1Q09 as well as a goodwill impairment charge of 421m in 1Q09 (1'846) (3'162) (5'239) 2Q08 1Q09 2Q09

Investment Bank revenues

Investment banking
(CHF m)


1'008
304
717
2Q08
1Q09
2Q09

- Advisory revenues down 2% to CHF 211m
- Capital market revenues were up 60% to CHF 771m
- Other fee income and risk management revenues were negative CHF 265m

Sales & Trading – Equities
(CHF m)


1'680
1'371
1'456
2Q08
1Q09
2Q09

- Higher cash revenues, prime brokerage, exchange traded derivatives and prop
- Lower derivatives and equity-linked revenues

Sales & Trading – FICC
(CHF m)


(4'645)
(1'970)
(59)
2Q08
1Q09
2Q09

- Reported revenues include:
  - Weak revenues from core businesses ~ CHF 1bn
  - Gains on CVAs ~ CHF 0.5bn
  - Losses on DVAs on NRVs of ~ CHF 0.8bn
  - Losses on FV hedges not offset by gains on accrual-based loans of ~ CHF 0.3bn
  - Losses on de-risking legacy risk positions of > CHF 0.4bn

19

Stabilized financial position Cautious outlook Headwinds from overall economic environment Re-building reputation & franchise will take time Capital protection Restoring profitability Reducing costs Strengthened Tier 1 capital ratio to 13.7%1 FINMA leverage ratio increased to 3.5% Adjusted pre-tax profit of CHF 1bn2 Improved operating results from prior quarter Continued to reduce fixed cost base and on track to reach annualized target of less than CHF 20bn Reducing risk Reduced balance sheet and risk exposures Reduced risk-weighted assets by CHF 30bn to 248bn 1 Includes effects of the announced sale of UBS Pactual, which is expected to close in 3Q09. Tier 1 capital ratio as reported in 2Q09 was 13.2%. 2 Reported pre-tax result, a loss of CHF 1.3bn was adjusted for own credit losses of CHF 1.2bn, restructuring charges of CHF 0.6bn and a goodwill impairment charge of CHF 0.5bn related to the announced sale of UBS Pactual.

Appendix

WM&SB - International clients Revenues declined 24m or 2%, mainly driven by lower asset based fees, partly offset by higher brokerage commissions, following increased client trading activities International clients outflows increased to CHF 16.3bn from CHF 13.2bn prior quarter Inflows in Asia Pacific region, but higher outflows particularly in Europe Revenues (CHF m) (2%) (33%) 1'369 1'393 2'058 2Q08 1Q09 2Q09 2Q08 1Q09 2Q09 vs. 1Q09 Revenues (CHF m) 2'058 1'393 1'369 (2%) Invested assets (CHF bn) 833 621 633 2% Net new money (CHF bn) (3.2) (13.2) (16.3) Gross margin on invested assets (bps) 100 89 87 (2 bps) Client advisors (FTE) 4'423 3'892 3'593 (8%)

WM&SB - Swiss clients Revenues declined CHF 54m or 3% on lower interest income and decreased fee income Net new money outflows improved to CHF 0.2bn from CHF 10.2bn prior quarter Revenues (CHF m) (3%) (19%) 1'565 1'619 1'924 2Q08 1Q09 2Q09 2Q08 1Q09 2Q09 vs. 1Q09 Revenues (CHF m) 1'924 1'619 1'565 (3%) Invested assets (CHF bn) 403 313 328 5% Net new money (CHF bn) (7.2) (10.2) (0.2) Impaired lending % of total lending portfolio 0.9 1.0 0.9 (0.1 ppts)

Corporate Center 2Q09 includes Goodwill impairment of CHF 492m related to Pactual SNB fund call option gain of CHF 129m MCN gain of CHF 78m Restructuring charges of CHF 33m 1Q09 includes MCN gain of CHF 524m Gain on buy-back of subordinated bonds of CHF 304m SNB fund call option loss of CHF 302m Pre-tax profit from cont. operations (CHF m) 2Q08 1Q09 2Q09 vs. 1Q09 Revenues (CHF m) (81) 827 425 (49%) Expenses (CHF m) 268 206 695 237% Personnel (FTE) 7'218 7'253 7'057 (3%) o/w Operational CC (FTE) 1'587 1'477 1'416 (4%) o/w ITI (FTE) 4'189 4'093 3'975 (3%) o/w Group Offshoring (FTE) 1'442 1'682 1'665 (1%) (349) 621 (270) 1Q08 4Q08 1Q09

Balance sheet trend 2'542 2'487 2'275 2'233 2'080 1'997 2'015 1'861 1'600 452 408 416 315 775 303 289 958 286 754 335 543 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 Lending Collateral trading Trading portfolio Other assets Positive replacement values (CHF bn)

Exposure1 to monoline insurers2 USD billion Credit protection on US RMBS CDOs of which from monolines rated investment grade (BBB & above) on US sub-prime RMBS CDO high grade on US sub-prime RMBS CDO mezzanine on other US RMBS CDO of which from monolines rated BB and below on US sub-prime RMBS CDO high grade on US sub-prime RMBS CDO mezzanine on other US RMBS CDO Total 30.6.09 18.4 10.2 6.2 3.9 Notional amount3 Fair value of CDSs5 prior to CVA Credit valuation adjustment as of 30.6.09 Fair value of CDSs after CVA Fair value of underlying CDOs4 8.2 6.3 4.0 4.0 - - 2.4 1.6 - 0.8 5.6 3.5 3.5 - - 2.1 1.5 - 0.7 4.0 2.3 2.3 - - 1.8 1.4 - 0.3 1.6 1.2 1.2 - - 0.4 0 - 0.3 0.7 0.5 0.5 - - 0.3 0.2 - 0.1 Credit protection on other assets of which from monolines rated investment grade (BBB & above) of which from monolines rated BB and below 12.0 4.1 7.9 4.6 1.2 3.4 2.2 0.4 1.8 2.4 0.7 1.6 7.4 2.9 4.5 1 Excludes the benefit of credit protection purchased from unrelated third parties. 2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies. 3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection. 4 Collateralized debt obligations (CDOs). 5 Credit default swaps (CDSs). 6 Values as at 30.06.09 have been adjusted to reflect the impact of commutations agreed with two monolines in July 2009. Total 31.3.09 20.4 12.4 7.8 4.5 8.0 Adjustment to reflect impact of post quarter-end trade commutations (4.0) (3.6) (2.8) (0.7) (0.4) Adjusted total 30.6.09 6 14.3 6.6 3.4 3.2 7.8

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: August 4, 2009